WOODSIDE

RECEIVED
2004 MAY 11 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04024951

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- 8th Africa Oil and Gas, Trade and Finance Conference (Grant), lodged with the Australian Stock Exchange on 28 April 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 5/11

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

8TH AFRICA OIL AND GAS TRADE AND FINANCE CONFERENCE MARRAKESH

Woodside's General Manager (London Representative Office), Peter Grant will be presenting at the 8th Africa Oil and Gas Trade and Finance Conference in Marrakesh, Morocco today. A copy of the presentation is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under Presentations.